UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building,

Xicheng District, District, Beijing,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒ Form 40-F ☐

Results of TIAN RUIXIANG Holdings Ltd.’s Extraordinary General Meeting

of Shareholders on August 18, 2025

An Extraordinary General Meeting of Shareholders (the “Meeting”) of TIAN RUIXIANG Holdings Ltd. (the “Company”) was held at Room 918, Jingding Building, Xicheng District, Beijing, People’s Republic of China on August 18, 2025, at 10:00 a.m. Beijing Time, pursuant to notice duly given.

At the close of business on August 4, 2025, the record date for the determination of shareholders of the Company entitled to vote at the Meeting, there were 120,757,154 shares of Class A ordinary shares (each share being entitled to one (1) vote), and 1,050,000 shares of Class B ordinary shares outstanding (each share being entitled to six hundred (600) votes). At the Meeting, the holders of (1) 107,313,027 shares of Class A ordinary Shares, and (2) 1,050,000 shares of Class B ordinary shares, representing a total of 750,757,154 votes, were represented in person or by proxy, constituting a quorum.

The shareholders adopted the following resolution (“Resolution 1”) at the Meeting:

1.	with immediate effect upon the commencement of the fifth business day following the passing of the ordinary resolution or such later date as the Board of Directors may determine in its sole discretion:

a.	All the issued and authorised but unissued shares of the Company (collectively, the Shares) to be consolidated as follows:
i.	every five (5) class A ordinary shares of a par value of US$0.025 each into one (1) class A ordinary share of a par value of US$0.125 each; and

ii.	every five (5) class B ordinary shares of a par value of US$0.025 each into one (1) class B ordinary share of a par value of US$0.125 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company will be amended from US$200,000,000 consisting of 8,000,000,000 shares comprising of (i) 7,600,000,000 class A ordinary shares of a par value of US$0.025 each, and (ii) 400,000,000 class B ordinary shares of a par value of US$0.025 each, to US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole number of Share.

At the Meeting, the Votes for Resolution 1 were as follows:

Class	Votes For (Shares)	Voting Power For	Votes Against (Shares)	Voting Power Against	Votes Abstain/ Withhold (Shares)	Voting Power Abstain/ Withhold	Total Voting Power (per class)
Class A	107,249,995	107,249,995	57,512	57,512	5,520	5,520	120,757,154
Class B	1,050,000	630,000,000	0	0	0	0	630,000,000
Total	108,299,995	737,249,995	57,512	57,512	5,520	5,520	750,757,154

Percentages of Total Voting Power (750,757,154)

•	For: 98.20%
•	Against: 0.01%
•	Abstain/Withhold: 0.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: August 21, 2025	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer